FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 11, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ....X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Confident Justice Will Prevail; No Material Impact to Company's Normal Operations Currently”, dated June 11, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 11, 2010	By:	/s/Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

June 11, 2010
English Language Summary

Subject: AU Optronics Confident Justice Will Prevail; No Material Impact to Company's Normal Operations Currently.

Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/06/11

Content:

1.	Date of occurrence of the event:2010/06/11

2.	Company name:AU Optronics Corp.

3.	Relationship to the Company (please enter "head office" or "affiliate company"):head office

4.	Reciprocal shareholding ratios:N/A

5.	Cause of occurrence:

AU Optronics Corp. ("AUO" or "Company") today issued the following statement regarding the United States Department of Justice's ("DOJ") action towards AUO, AUO's US subsidiary and six personnel including the Vice Chairman Mr. HB Chen and the President Dr. LJ Chen:

"AUO has cooperated with the DOJ and other authorities in their investigations of the TFT-LCD industry since they began in December of 2006 and is disappointed with the DOJ's action today.

When institutions are confronted with allegations of wrongdoing, it is tempting to look for someone to blame, even its own managers or employees. Regardless of what others may do, that is not the way AUO does business and is not the path it chooses now.

AUO believes the facts of the case do not warrant such charges, as shown, among others, by the intense competition within the industry which has benefitted consumers as shown by the steep decline in prices over the years for TFT-LCD panels. AUO has achieved its technical and market success through the hard work of its many dedicated and talented employees, and has long been a leading innovator in the TFT-LCD industry. AUO is proud of what its employees have accomplished and will stand with them in defending against these allegations. AUO's culture of innovation remains strong and will continue as it expands into solar energy solutions and pursues its vision as a green service provider.

The Company believes in the integrity and fairness of the U.S. Justice System and so will continue to defend itself. Despite AUO's strongly-held views, the company will continue to review the matter and take appropriate actions as the case progresses. The Company believes that the indictment will not have a material adverse impact to the Company's normal operations currently."

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: N/A